Exhibit 99.1

Jupai to Hold 2020 Annual General Meeting on December 24, 2020

Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced that it will hold its 2020 annual general meeting of shareholders (the “AGM”) at 15/F Tower 2, Global Creative Center, 166 Min Hong Road, Minhang District, Shanghai 201100, the People’s Republic of China at 3:30 PM (Beijing time) on December 24, 2020.

No proposal will be submitted for shareholder approval at the AGM, and no resolutions will be considered, voted upon, passed or adopted at the AGM.  Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 10, 2020 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Jupai has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). Jupai’s Annual Report can be accessed on the investor relations section of its website at http://jupai.investorroom.com or on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report, free of charge, by emailing to ir@jpinvestment.cn or by writing to:

Jupai Holdings Limited
15/F, Tower 2, Global Creative Center
166 Min Hong Road
Minhang District
Shanghai 201100, People’s Republic of China
Attention: Investor Relations

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

Contacts:

Jupai Holdings Limited

Jupai Investor Relations
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (10) 8429 9544
Email: Jupai-IR@thefootegroup.com